UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549           OMB APPROVAL
                                                      OMB Number: 3235-0145
                                                      Expires: November 30, 1999
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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*
                                  ------------

                             Interface Systems, Inc.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                   458667 10 2
                                ----------------
                                 (CUSIP Number)

                                 April 17, 2000
            --------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X ]     Rule 13d-1(b)

         [   ]    Rule 13d-1(c)

         [   ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (11-99)


                               Page 1 of 5 pages

CUSIP NO.   458667 10 2
          -------------
================================================================================

     1        NAME OF REPORTING PERSONS.
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                 Fiserv Correspondent Services, Inc.   84-1181516
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

             (a)
             (b)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     3       SEC USE ONLY


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Colorado

================================================================================
-------------------------- ----- -----------------------------------------------

        NUMBER OF            5    SOLE VOTING POWER
          SHARES

       BENEFICIALLY                   None

         OWNED BY          ----- ----------------------------------------------

           EACH              6    SHARED VOTING POWER
        REPORTING
                                      None
          PERSON
           WITH
                            ----- ----------------------------------------------

                             7    SOLE DISPOSITIVE POWER

                                      None

                            ----- ----------------------------------------------

                             8    SHARED DISPOSITIVE POWER

                                      503,583*

================================================================================

     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  503,583*

------------- ------------------------------------------------------------------

     10       CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
                  (See Instructions)

------------- ------------------------------------------------------------------

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  10.88%
------------- ------------------------------------------------------------------

     12       TYPE OF REPORTING PERSON (See Instructions)
                  BD

============= ==================================================================
    *See Item 6

                               Page 2 of 5 pages

                                  SCHEDULE 13G

Item 1.

                  (a)      Name of Issuer:

                               Interface Systems, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:

                               585 Interface Drive

                               Ann Arbor, MI 48103

Item 2.

                  (a)      Name of Person Filing:

                               Fiserv Correspondent Services, Inc.

                  (b)      Address of Principal Business Office or, if none,
                           Residence:

                               1125 Seventeenth Street, Suite 1700
                               Denver, CO 80202

                  (c)      Citizenship:

                               Colorado Corporation

                  (d)      Title of Class of Securities:

                               Common Stock

                  (e)      CUSIP Number:

                               458667 10 2



                               Page 3 of 5 pages

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b), or 240.13d-2(b), or (c), check whether the person filing is a:

         Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

Item     4. Ownership.

         Amount Beneficially Owned:

         503,583*

         Percent of Class:

         10.88%

         Number of shares as to which such person has:

         (i)      sole power to vote or to direct the vote: None

         (ii)     shared power to vote or to direct the vote: None

         (iii)    sole power to dispose or to direct the disposition of: None

         (iv)     shared  power to  dispose  or to direct  the  disposition  of:
                  503,583*

         *See     Item 6

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6.  Ownership  of More than Five  Percent on Behalf of Another  Person:
         Fiserv Correspondent Services, Inc. ("FCS") is a securities clearing firm. FCS has dispositive power over the 503,583 shares as a result of defaults in certain margin accounts carried by FCS. At this time, it is not known whether the margin account owners will cure, in whole or in part, their respective margin account default(s).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable

                               Page 4 of 5 pages

Item 8.  Identification and Classification of Members of the Group:

         Not Applicable

Item 9.  Notice of Dissolution of Group:

         Not Applicable

Item 10. Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Fiserv Correspondent Services, Inc.

May 10, 2000                                /s/ Kent J. Lund
                                            -------------------

                                            By:    Kent J. Lund
                                               ----------------
                                            Title: Senior Vice President
                                            and General Counsel






















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